Exhibit 99.1

Theratechnologies Announces Renewal of Shelf Prospectus and Registration Statement; At-The-Market Facility to be Extended

Montreal, QC – November 23, 2021 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has filed a preliminary short form base shelf prospectus with the securities regulatory authorities of all the provinces of Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10.

The filing is made for the purpose of restoring the original financing capacity which was available to Theratechnologies under its previous base shelf prospectus dated November 15, 2019 expiring on December 15, 2021.

Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, provide for the potential offering in Canada and the United States of up to an aggregate of US $150,000,000 of common shares, preferred shares, subscription receipts, warrants, debt securities and units from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus. This shelf prospectus is intended to give the Company the flexibility to take advantage of financing opportunities when market conditions are favourable. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

The shelf registration statement filed with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of, securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Renewal of ATM Facility

Upon the short form base shelf prospectus and shelf registration statement becoming effective, the Company also intends to file a prospectus supplement to the shelf registration statement to renew its prospectus supplement of July 23, 2021 relating to its US $50,000,000 at-the-market (“ATM”) facility, which the Company intends on extending for the duration of up to 25 months following the receipt of the Canadian securities regulatory authorities for the base shelf prospectus. The Company expects that the ATM sales agreement will be extended in respect of the renewed prospectus supplement and corresponding shelf registration statement.

A copy of the preliminary base shelf prospectus and corresponding shelf registration statement is available on our SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov. Alternatively, a copy of such documents is available upon request by contacting the Company’s Corporate Secretary at 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8, telephone: (514) 336-7800.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”), that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the offer and sale of securities, including the continuation of its ATM facility and related sales agreement.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 24, 2021 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2021 under Theratechnologies’ public filings for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For Investor Inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

514-336-7800